FLAG SHIP ACQUISITION CORPORATION

99 Broadway, Suite 934

New York, NY 10004

June 13, 2024

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jeff Kauten, Staff Attorney

Mr. Larry Spirgel, Office Chief

Ms. Kathryn Jacobson, Staff Accountant

Mr. Robert Littlepage, Accounting Branch Chief

Re:	Flag Ship Acquisition Corporation - Initial Public Offering

SEC Registration Statement S-1

(SEC File Number: 333-261028) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective at 5:00 p.m., Washington D.C. time, on Monday, June 17, 2024, or as soon thereafter as practicable.

The Company hereby acknowledges that:

●         Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting as pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●         The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●         The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FLAG SHIP ACQUISITION CORPORATION

By:	/s/ Matthew Chen
	Name:	Matthew Chen
	Title:	Chief Executive Officer

cc:	Robert C. Brighton, Jr. (via email)

Bill Huo, Esq. (via email)

Christopher Auguste, Esq. (via email)